Exhibit (a)(1)(G)
McAfee, Inc.
Amendment(s) to Stock Option Agreements
and Promise to Make Cash Payment

TO:	[EMPLOYEE NAME]
FROM:	McAfee, Inc.
DATE:	[DATE]
SUBJECT:	Amendments of Your Stock Options and Cash Payment
     By submitting to McAfee, Inc. (“McAfee”) a properly completed and signed Election Form indicating your election to participate in the offer, you have elected to amend the exercise price per share of your eligible options to equal the fair market value per share of the underlying stock on the revised measurement date. Your election applies to all of your eligible options (whether vested or unvested). We have accepted your election with respect to the amended options listed in the attached schedule entitled Schedule of Amended Options and Cash Payment (the “Schedule”). These amended options are now exercisable at the new exercise price as listed in the attached Schedule.
     In exchange for your agreement to increase the exercise price per share of your eligible options to equal the fair market value per share of the underlying stock on the revised measurement date, McAfee hereby promises to pay you a cash payment as described in the attached Schedule. If you are subject to taxation in the U.S., any such cash payments will be paid, less applicable tax withholdings, on the first payroll date in 2009. If you are subject to taxation in Canada but not in the U.S., the cash payment will be paid, less applicable tax and social insurance withholdings, promptly following the amendment date of this offer. The cash payment is not subject to vesting.
     This memorandum (“Memorandum”) amends each of your eligible options as shown in the attached Schedule. To the extent not amended by this Memorandum, the terms and conditions of the McAfee, Inc. stock plan under which the eligible options were originally granted shall remain in effect. This Memorandum is subject to the terms and conditions of the offer as set forth in the Offer to Amend the Exercise Price of Certain Options, the Election Form, and the email from tender_offer@mcafee.com dated January 4, 2008. The terms and conditions of these documents shall be incorporated herein by reference and, in addition to the Memorandum, shall be referred to collectively as the “Tender Offer Documents.” The Tender Offer Documents reflect the entire agreement between you and McAfee, Inc. with respect to this transaction. This Memorandum may be amended only by means of a writing signed by you and an authorized officer of McAfee, Inc.

McAfee, Inc.

By:

Date:

Title:

Schedule of Amended Options and Cash Payment
Name:
ID:
The following is the schedule of your McAfee, Inc. amended options:

	Number of	New Exercise	Cash
Option Number	Options	Price	Payment

[INSERT NEW	[INSERT	[INSERT NEW	[INSERT
OPTION NUMBER]	NUMBER OF	EXERCISE PRICE]	CASH PAYMENT
	OPTIONS]		AMOUNT]